EXHIBIT 21

SCHEDULE OF TRANSMONTAIGNE INC. SUBSIDIARIES AT JUNE 30, 2002

Ownership of Subsidiary	Name of Subsidiary	Trade Name	State/Country of Organization
100%	K123 Corporation	None	Colorado
97%	Refined Solutions Inc.	None	Delaware
100%	Republic Natural Gas Company	None	Kansas
100%	TransMontaigne Canada Ltd.	None	Canada
100%	TransMontaigne Product Services Inc.	None	Delaware
100%	TransMontaigne Transport Inc.	None	Delaware